EXHIBIT (d)(2)(O)

Lifetime Guaranteed Death Benefit Rider

LIFETIME GUARANTEED DEATH BENEFIT RIDER

Consideration

This rider is part of the policy to which it is attached. It is issued in consideration of the application and the payment of a premium equal to or greater than the Lifetime Guaranteed Death Benefit Premium. The Lifetime Guaranteed Death Benefit Premium is payable as shown in the schedule pages of the policy. The Cost of Insurance for this rider is deducted from the Policy Value at the same time and in the same manner as the Cost of Insurance for the policy.

Definitions

"Cost of Insurance" is the cost of insurance for this rider and is shown on the Schedule of Riders.

"Lifetime Guaranteed Death Benefit Premium" is the monthly premium shown on the schedule pages of the policy.

"Net Policy Funding" is the sum of all premiums paid, less any partial withdrawals and less any outstanding policy debt. Net policy funding may be restricted by the premium limits in the policy.

Benefits

It is our guarantee that the policy will remain in force even if the cash surrender value is insufficient to cover monthly deductions if net policy funding meets or exceeds the Lifetime Guaranteed Death Benefit requirement.

Lifetime Guaranteed Death Benefit Requirement

The Lifetime Guaranteed Death Benefit requirement is the cumulative Lifetime Guaranteed Death Benefit Premiums to the monthly activity date. Any changes in the Lifetime Guaranteed Death Benefit Premium due to policy changes will be reflected in the requirement from the effective date of the change.

If the net policy funding is less than the Lifetime Guaranteed Death Benefit requirement, the benefits of this rider are no longer in effect. You will be notified by mail and will have 61 days from the date we mail the notice to meet the Lifetime Guaranteed Death Benefit requirement. The Lifetime Guaranteed Death Benefit can not be reinstated once the policy has lapsed.

Policy Changes

Your Lifetime Guaranteed Death Benefit Premium will change if:

1.         You increase the specified amount of the policy.

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2.         A rider is added, deleted or changed.

We will send you an amendment to your Policy Schedule notifying you of the change. As a result of a change, an additional premium may be required on the date of change in order to meet the new Lifetime Guaranteed Death Benefit requirement.

General Provisions

Rider Grace Period: If on any monthly activity date, the Lifetime Guaranteed Death Benefit requirement is not met, a notice of the necessary premium needed to maintain the benefits of this rider will be sent to you at your last known address and to any assignee of record. If the required premium is not received within 61 days after the date the notice is mailed, the benefits of this rider will no longer be in effect and this rider will terminate.

Reinstatement: If this rider terminates, it will not be reinstated. If the policy terminates, this rider will not be reinstated.

Termination: This rider will terminate on the earliest of the following dates:

1.         The expiration of the 61 day rider grace period if the required premium is not paid.

2.         The termination of the policy.

3.         You request a change in the death benefit option.

4.         You request that the specified amount of the policy be reduced below $100,000.

5.         You request termination of the rider, even if the policy remains in force.

6.         The date that payment of the required premium would cause the policy to fail the definition of life insurance in Internal Revenue Code section 7702.

Non-participating: This rider is non-participating.

Premium Payments After this Rider Has Terminated: Any premiums paid after termination of this rider will be applied to the Policy Value of the policy.

Incorporation of Policy Provisions Into Rider: The provisions of the policy are hereby referred to and made a part of this rider unless otherwise specified in this rider.

AMERITAS VARIABLE LIFE INSURANCE COMPANY

/s/ Donald R. Stading	/s/ JoAnn M. Martin
Secretary	President

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